[Letterhead of Sutherland Asbill & Brennan LLP]

July 27, 2012

VIA EDGAR

Mr. Kevin Rupert

Mr. Dominic Minore

Division of Investment Management

U.S. Securities & Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Fifth Street Finance Corp.
Registration Statement on Form N-2
File No.: 333-180267

Dear Messrs. Rupert and Minore:

On behalf of Fifth Street Finance Corp. (the “Company”), set forth below are the Company’s responses to the comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the Company in a letter dated April 3, 2012 and orally on April 19, 2012, May 15, 2012 and June 25, 2012, relating to the registration statement on Form N-2 (File No. 333-180267) (the “Registration Statement”). The Staff’s comments are set forth below in italics and are followed by the Company’s responses.

Prospectus Cover Page

1.	In the sixth paragraph, provide the net asset value per share and the last reported sale price per share of the common stock of the Company as of a recent date.

The Company has revised the fifth paragraph of the prospectus cover page to disclose the net asset value per share of its common stock as of March 31, 2012 and the last reported sale price of its common stock as of a recent date. However, consistent with Section 55(b) of the Investment Company Act of 1940, the Company determines the value of its investments “as of the date of the most recent financial statements filed by [the Company] with the Commission pursuant to section 13 of the Securities Exchange Act of 1934” (i.e., on a quarterly basis in connection with filing its annual reports on Form 10-K and quarterly reports on Form 10-Q with the Commission). Because market quotations are not generally readily available for the Company’s investments, it must undertake the multi-step valuation process described in the Registration Statement each quarter in

Mr. Kevin Rupert

Mr. Dominic Minore

July 27, 2012

connection with determining the value of its investments. In light of the foregoing and the fact that the value of the Company’s investments is a significant component in the determination of the Company’s net asset value, the Company does not expect to recalculate the net asset value per share of its common stock until at or around the time that it files its quarterly report on Form 10-Q for the quarter ended June 30, 2012 with the Commission (which is required to be filed by the Company with the SEC on or before August 9, 2012).

2.	In the third paragraph, disclose that the Company’s portfolio investments are, or would be, rated below investment grade by rating agencies.

The Company has revised the disclosure accordingly.

Prospectus Summary

3.	We refer to the disclosure in the paragraph under the heading “Recent Developments.” Please discuss the importance of early repayments and explain why the Company expects repayments to revert to historical norms.

The Company has removed this disclosure.

Fees and Expenses

4.	The following comments should be addressed in the fee table and Example that is included in the current prospectus, as well as in any prospectus supplement used with any offering from this shelf registration statement that triggers the need to include a fee table and Example. Any such fee table and Example should also be updated in accordance with current staff positions with the most current information available to the Company.

The Company will address the following comments in the fee table and the Example in the prospectus. In addition, the Company will include an updated fee table and expense table in any prospectus supplement reflecting the specific terms of each securities offering, as needed.

a.

We note the absence of the Acquired Fund Fees & Expenses line item from the Company’s fee table. Please confirm to us in your response letter that the Company will not in the upcoming year make investments at the level that triggers the need for the additional line item of Acquired Fund Fees & Expenses. If no such additional line item is required, please indicate in your response letter that any Acquired Fund Fees & Expenses is nonetheless included in “Other Expenses” or that the Company does not intend to invest in any “Acquired

Mr. Kevin Rupert

Mr. Dominic Minore

July 27, 2012

Funds.” If the Company anticipates leveraging through the offering of debt securities during the next twelve months, then provide the additional disclosure, as applicable.

Although the Company has made investments in “Acquired Funds” (as such term is defined in the SEC’s Form N-2), the Company confirms that such investments fall within the exception to the “Acquired Fund Fees and Expenses” disclosure set forth in Form N-2, which states that “ [i]n the event the fees and expenses incurred indirectly by the Registrant as a result of investment in shares of one or more Acquired Funds do not exceed 0.01 percent (one basis point) of average net assets of the Registrant, the Registrant may include these fees and expenses under the subcaption “Other Expenses” in lieu of this disclosure requirement.” As a result, the Company has included the fees and expenses incurred indirectly by the Company as a result of its investments in “Acquired Funds” in the line item entitled “Other Expenses” in the “Fees and Expenses” table. Although the Company does not currently expect to incur Acquired Fund Fees and Expenses exceeding 0.01 percent of the Company’s average net assets, it will include such fees and expenses in a separate line item of the fee table if it exceeds such threshold.

b.	Under the “Stockholder transaction expenses” section of the fee table, provide a “debt securities offering expenses borne by holders of common stock” line item presentation. Expand the disclosure accompanying the Example to clarify that such amount is included in the Example tabular presentation.

The Company has revised the disclosure accordingly. Regarding the inclusion of such disclosure in a prospectus supplement for an offering of common stock, and given that the expenses of an offering of debt securities are not relevant to a common stock offering transaction, the Company believes it is appropriate to include such expenses in the Annual Expenses section of the fee table rather than the Stockholder Transaction Expenses section. In a footnote to the fee table of any prospectus supplement, the Company will disclose its expectation of such expenses over the next twelve months as a percentage of the aggregate offering price. The Company has also added disclosure to footnote 2 of the fee table to clarify that expenses for any security offering, including a debt securities offering, will be borne by common stockholders.

c.	The cost of servicing debt securities line item should include all of the costs of servicing debt services as a percentage of net assets attributable to common shares. Accordingly, before the “Total Annual Expenses” line item, add a “Cost of Servicing Debt Securities” line item, and provide a footnote explanation of what is included therein.

Mr. Kevin Rupert

Mr. Dominic Minore

July 27, 2012

Given that interest payments on borrowed funds are a component of the total cost of servicing debt securities, the Company has revised the disclosure to include the other costs of servicing debt securities in the “Interest Payments on Borrowed Funds” line item of the fee table. This is similar to the approach taken by THL Credit, Inc.

d.	Also disclose in a footnote the assumptions used when determining the amount included in the “Cost of Servicing Debt Securities” line item. Moreover, in a separately captioned section of the prospectus, describe the likely terms, including material covenants, of the debt securities that the Company is expected to issue.

The Company has revised the disclosure accordingly. The Company has included the likely terms of debt securities that it expects to issue in the section entitled “Description of Our Debt Securities.” The Company will provide information regarding the terms and material covenants in the associated prospectus supplement in a separately captioned item.

e.	State that the Example includes interest expenses, offering expenses and other costs of servicing amounts borrowed.

The Company has revised the disclosure accordingly.

f.	Revise the “Interest payments on borrowed funds” and corresponding footnote disclosure to reflect the Company’s borrowing plans for the next twelve months.

The Company has revised the disclosure accordingly.

g.	In a footnote to the fee table, disclose that the Company does not expect to issue preferred shares during the next twelve months.

The Company advises the Staff that it is not authorized to issue preferred shares under its charter. If the charter is amended to authorize such issuance in the future, the Company will disclose its expectation of issuing preferred shares in a footnote to the fee table.

h.	In the third sentence of footnote (5), insert the phrase “is calculated at an annual rate of 2% and” after the word “agreement.”

Mr. Kevin Rupert

Mr. Dominic Minore

July 27, 2012

The Company has revised the disclosure accordingly.

Risk Factors

5.	Please consider adding a risk factor in light of the recent enactment of the Jumpstart Our Business Startups (JOBS) Act. In particular, consider whether the types of portfolio companies in which the Company will seek to invest will consider raising capital through a direct offering of their securities in light of the relaxed requirements under the JOBS Act relating to offerings.

The Company advises the Staff on a supplemental basis that it does not believe that risk factor disclosure regarding the JOBS Act is necessary or appropriate at the present time. Specifically, the JOBS Act eliminates or relaxes legal requirements in connection with issuing equity securities in a private offering or becoming a public company via an initial public offering, but does not create investor demand to invest in private or newly-public companies. There is presently no indication that such investor demand will increase in a manner that would cause the JOBS Act to have a meaningful impact on capital formation. In addition, the Company also believes that the types of companies in which it invests will continue to prefer debt financing rather than equity financing, which would dilute ownership interests.

Use of Proceeds

6.	The use of proceeds section should state with the degree of specificity required by the instructions to Item 7 of Form N-2.

The Company has revised the disclosure accordingly. In each prospectus supplement in connection with a takedown from the Registration Statement, the Company undertakes to specify, if material, the estimated dollar amount of offering proceeds that the Company anticipates using to pay down each of its credit facilities and its convertible senior notes.

7.

The disclosure contained in the third and fourth paragraphs on page 62 indicate the amount of the Convertible Notes of the Company that were repurchased by the Company during the last quarter of 2011 at a discount. It further discloses that $124.5 million Convertible Notes of the Company remain outstanding as of December 31, 2011, with a fair value of $112.4 million. The disclosure on page 48, under “Gain on Extinguishment of Convertible Senior Notes,” indicates that the repurchase and subsequent cancellation of the Convertible Notes resulted in a gain that was included in the amount used to determine the incentive fee payable

Mr. Kevin Rupert

Mr. Dominic Minore

July 27, 2012

to the Company’s Investment Adviser. Disclose whether the proceeds from an offering of this registration statement may be used to make further repurchases and cancellations of the Company’s outstanding debt at a discount that could generate a gain used to determine the incentive fee payable to the Company’s Investment Adviser. In addition, disclose in plain English why it is appropriate for the Company to recognize an income incentive fee on this type of gain, and disclose that it may happen again. Further, disclose (i) whether the board of directors specifically approved the payment of these incentive fees, (ii) the economic reasons that allowed the Company to repurchase its convertible notes at a price below par value, (iii) whether the payment of such an incentive fee was contemplated and intended by the parties to the investment advisory agreement, and (iv) whether such a net gain was on the list of permissible types of income that generate an income incentive fee under the investment advisory agreement. Finally, include the estimated amount of any such incentive fees in the “Management fees” line item of the fee table.

The Company has revised the disclosure accordingly and undertakes to include the estimated amount of any incentive fees resulting from such a gain in the “Management fees” line item of the fee table.

Price Range of Common Stock and Distributions

8.	Complete the tabular presentation of the “Year ending September 30, 2012 Second Quarter” information through the entire period ending March 31, 2012.

The Company has revised the disclosure accordingly.

9.	Revise the tabular presentation to include columns disclosing the premium or discount of common stock price to NAV rather than common stock price as a percentage of NAV.

The Company has revised the disclosure accordingly.

Ratio of Earnings to Fixed Charges

10.	Update the information to provide the Earnings to Fixed Charges ratio for the six months ended March 31, 2012. In this regard, disclose management’s assessment of any material trends in the Company’s Earnings to Fixed Charges ratio.

The Company has revised the disclosure accordingly.

Mr. Kevin Rupert

Mr. Dominic Minore

July 27, 2012

Portfolio Asset Quality

11.	Consider using a term other than investment “rating” to describe the Company’s portfolio rating process. The term “rating” may be confused with an investment grade rating issued by a national credit rating agency.

The Company has revised the disclosure accordingly.

Other Sources of Liquidity

12.	Clarify whether the dollar amounts included under the “Debenture Amount” column are in thousands of dollars.

The Company has revised the disclosure accordingly.

Description of Our Debt Securities

13.	Expand the disclosure, as necessary, to ensure that the material provisions of the indenture have been discussed in this section of the prospectus and also include a statement to that effect in the third paragraph.

The Company has reviewed the disclosure in light of the material provisions of the form of indenture filed as Exhibit (d)(4) to the Registration Statement, and is comfortable that the disclosure is adequate. The disclosure has been revised to include a statement to that effect in the third paragraph.

14.	Disclose that any person from whom the Company borrows will not, in their capacity as either a lender or debt holder, have either a veto power or a vote in approving or changing any of the Company’s investment or operational policies. If this statement cannot be made, explain why such a veto power or vote is consistent with the board’s fiduciary duties, including under Section 36 of the Investment Company Act of 1940 or otherwise, to the Company and its stockholders.

The Company has revised the disclosure in accordance with the Staff’s comment with respect to the holders of the debt securities being registered. See page 116 of the Registration Statement. However, the Company advises the Staff that it must obtain the consent of the lenders under its credit facility led by ING Capital LLC (the “ING Facility”) before changing its investment policies. In this regard, the Company was required to furnish ING Capital with its investment policies (which are reflected in the Registration Statement) at the time that it entered into the ING Facility. In connection therewith, the Company also agreed to obtain the consent from ING Capital, as agent, or from two-thirds of the lenders thereunder prior to changing its investment policies. Such consent is not required for amendments necessary to comply with applicable law.

Mr. Kevin Rupert

Mr. Dominic Minore

July 27, 2012

These investment policies apply to the Company’s entire investment portfolio and, like the disclosure of the same in the Registration Statement, are broadly worded to cover a myriad of investing activities. To date, the Company has not had an issue investing within the parameters of its investment policies.

The Company believes that it is important to highlight that it is standard market practice for lenders to require business development companies (“BDCs”) and other investment funds to provide assurance to the lenders that they will not deviate from their contemplated investment activities (i.e., the lenders are willing to lend money to the BDCs and other investment funds based on their then current understanding of the BDCs’ and other investment funds’ lending and investment policies). Such assurance is typically set forth in an agreement by the BDC or investment fund to obtain the consent of the lenders before the BDC or investment fund changes its investment policies.

The Company believes that its board of directors satisfied its fiduciary duties in exercising its business judgment in determining that the Company’s entry into the ING Facility was an appropriate in allowing the Company to access the capital necessary to expand and diversify the Company’s investment platform. In doing so, the board of directors also ensured that the investment policies would provide the Company with adequate flexibility to pursue its investment objective. Moreover, the Company believes that ING Capital would likely consent to any reasonable request by the Company to change to the investment policies that it previously furnished to ING Capital in connection with ING Facility should such a need arise.

15.	In the third paragraph, clarify that although you are urged to read the indenture, the prospectus and the prospectus supplement nonetheless, describe the material terms of the debt securities being offered and the debt holders’ rights. Please ensure that the prospectus and applicable prospectus supplement are revised to include all such material terms and related rights.

The Company has revised the disclosure accordingly and confirms that the applicable prospectus supplement will include all such material terms and related rights.

Business Development Company Provisions

16.	Delete the phrase “we will generally agree that” from the first sentence.

Mr. Kevin Rupert

Mr. Dominic Minore

July 27, 2012

The Company has removed this disclosure.

Full Defeasance

17.	Expand the first bullet paragraph to indicate whether there exists a risk that the amount on deposit could ultimately result in a shortfall in the amount needed to repay “interest, principal, and any other payments on the debt securities” in full.

The Company refers the Staff to the first two sentences of the last paragraph of the “Full Defeasance” sub-section, which discusses the risk of a shortfall in the amount needed to repay the debt securities.

Plan of Distribution

18.	Expand the disclosure to indicate the extent to which the Company’s common shareholders will indirectly bear all of the various expenses incurred in connection with all of the distribution activities described therein.

The Company has revised the disclosure accordingly.

19.	Please confirm to the staff in your response letter that the Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

The Company confirms that it will submit any underwritten offering pursuant to the Registration Statement to FINRA for its prior approval of the underwriting terms.

20.	In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation,” a description of the terms of any agreement that the Company will have entered into with the underwriters, and specify the nature of the services that the underwriter has provided or will provide thereunder. Further, undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

The Company hereby undertakes to include in any prospectus supplement a section entitled “Additional Underwriter Compensation” if, pursuant to any agreement, the underwriter will receive any material compensation in addition to the underwriting discounts and commissions disclosed under the section captioned “Underwriting.” If not previously filed, the Company further

Mr. Kevin Rupert

Mr. Dominic Minore

July 27, 2012

undertakes to file any such material agreement as an exhibit-only filing in a post-effective amendment to the Registration Statement which will become effective immediately.

Accounting Comments

21.	In your response letter, discuss the Company’s plans to update all applicable financial statements and other material information, as well as its auditor’s consent, for each takedown of securities offered from this shelf registration statement.

Auditors’ consents as of a recent date are filed as Exhibits (n)(1) and (n)(2) to the Registration Statement. The Company will provide current financial statements and financial information filed with the SEC in a prospectus supplement in connection with each offering pursuant to the Registration Statement. The Company undertakes to file an auditor's consent for each takedown from a shelf registration statement where a prospectus supplement includes new audited financial statements of the Company and will comply with any formal determination made by the Staff to require an auditor's consent for each takedown from a shelf registration statement where a prospectus supplement only includes new unaudited financial statements of the Company.

Part C

Item 25. Financial Statements and Exhibits

22.	It appears that the Company should file in a pre-effective amendment, as an exhibit to the registration statement, the trust indenture that will be used with its proposed debt offerings. The Statement of Eligibility of Trustee on Form T-1 should be filed in a similar fashion or, in the alternative, include the following undertaking under Item 34 of Part C if the Company intends to rely on section 305(b)(2) of the Trust Indenture Act of 1939 for determining the eligibility of the trustee under indentures for securities to be issued, offered or sold on a delayed basis by or on behalf of the registrant.

The undersigned registrant hereby undertakes to file an application for the purpose of determining the eligibility of the trustee to act under subsection (a) of section 310 of the Trust Indenture Act (“Act”) in accordance with the rules and regulations prescribed by the Commission under section 305(b)(2) of the Act.

Mr. Kevin Rupert

Mr. Dominic Minore

July 27, 2012

The Company has filed a form of trust indenture and the Statement of Eligibility of Trustee on Form T-1 as exhibits to the Registration Statement.

23.	Please file as an exhibit the legality opinion regarding the shares and warrants and the binding obligations of the debt securities being registered, and related consent of counsel, with your next pre-effective amendment. In this regard, it appears that since the terms of the actual offerings from this registration statement have not yet been authorized by the Company’s board of directors, it may be necessary for the Company to undertake to file an unqualified legality of share opinion, and related consent of counsel, in a post-effective amendment with each takedown from this shelf registration statement.

The legality opinion, and related consent of counsel, has been included as an exhibit to the Registration Statement. The Company hereby undertakes to file an unqualified legality opinion, and related consent of counsel, in a post-effective amendment with each takedown from the Registration Statement.

Item 34. Undertakings

24.	Include an undertaking in Part C of the registration statement to file for staff review a post-effective amendment under section 8(c) of the Securities Act of 1933 in respect of any one or more offerings of the Company’s common shares (including warrants to purchase its common shares) below NAV that will result in greater than 15% dilution in the aggregate to existing shareholder net asset value. We may have further comments.

The Company has added the requested undertaking.

Mr. Kevin Rupert

Mr. Dominic Minore

July 27, 2012

*                *                 *

If you have any questions or additional comments concerning the foregoing, please contact the undersigned at (202) 383-0805, or Steven B. Boehm at (202) 383-0176.

Sincerely,

/s/ Harry S. Pangas
Harry S. Pangas